Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

 NEWS RELEASE

Kinross files updated technical report for Tasiast

Toronto, Ontario – October 31, 2019 – Kinross Gold Corporation (TSX:K; NYSE: KGC) (“Kinross”) today filed an updated technical report for its Tasiast mine in Mauritania. The technical report incorporates updates related to the current Tasiast operation and provides comprehensive details regarding the recently announced Tasiast 24k project that is expected to incrementally increase throughput capacity to 24,000 tonnes per day, as well as the previously updated estimated mineral resource and reserve estimates at December 31, 2018, which were disclosed by news release on September 15, 2019.

The Tasiast 24k project takes a continuous improvement approach to increase throughput through minor upgrades and de-bottlenecking initiatives in the plant. The project includes modifications to the existing grinding circuit, adding new leaching and thickening capacity, as well as incremental additions to onsite power generation and water supply.

The technical report has been prepared pursuant to Canadian Securities Administrator's National Instrument 43-101, and may be found at www.kinross.com or under the Company's profile at www.sedar.com.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

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Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute "forward looking statements" within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward looking statements include, without limitation, future events and opportunities including but not limited to the 24k project at Tasiast described in this news release. The words "estimate”, “expected” and “project”, and variations of such words identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 31, 2019 ("2018 AIF") and full year 2018, and Q1, Q2 and Q3 2019, Management's Discussion and Analysis . Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. In addition, there are risks and hazards associated with the business of mining and related project development, including financial, environmental hazards, government and labour relations, unusual or unexpected formations, pressures, cave-ins and flooding (and the risk of inadequate insurance, or the inability to obtain insurance, to cover such risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other news release dated September 15, 2019 regarding the 24k study results as well as other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our 2018 AIF. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Source: Kinross Gold Corporation

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